Exhibit 1.7

Pivotal CRM Voted IT Product of the Year

Builders vote Pivotal CRM IT Product of the Year and Best Sales, Marketing and Customer Service Automation product at International Builder’s Show

FOR IMMEDIATE RELEASE

Vancouver, B.C. – January 24, 2006 – Pivotal Corporation, a leading Customer Relationship Management (CRM) solution provider and the CRM division of CDC Software, the enterprise software company of CDC Corporation (NASDAQ: CHINA), today announced that Pivotal’s CRM system for residential construction firms, Pivotal Homebuilder Front Office has been selected as both the number one Sales, Marketing and Customer Service Automation product and overall IT Product of the Year by a panel of builders and industry editors judging the Innovative Housing Technology Awards (IHTA Awards) at the 2006 International Builder’s Show in Orlando, Florida.

The IHTAs — which are sponsored by TecHome Builder magazine, the National Association of Home Builders (NAHB), and NAHB Research Center — recognize significant advances by product manufacturers in technology development specific to the residential construction industry. The awards were judged by a panel consisting of five home builders and two prominent industry editors.

“This year’s International Builder’s Show drew more than 100,000 housing professionals from home and apartment builders to product manufacturers. The Innovative Housing Technology Awards winners represent the leading edge in products that will support these homebuilding industry professionals as they take their products to market,” said Jason Knott, editor-in-chief, TecHome Builder Magazine. “Pivotal is a winner not simply because of its industry-specific functionality but also because it has proven itself – generating return on investment in the sales, marketing and customer care departments of several of the nation’s largest home builders.”

Winners in the Sales Marketing and Customer Service Automation category clearly demonstrated a software product that best supports residential homebuilders in the critical functions of lead and contact management; customer relationship management; Web site creation, maintenance and enhancement; and automation of transaction contracts, manuals and warranties – enabling builders to achieve new levels of operational efficiency, profitability and homebuyer loyalty. Pivotal took top honors based on its superior functionality, value and the documented successes of leading home builders actively using the system.

In a further endorsement of Pivotal’s commitment to developing software to support the requirements of the residential construction industry, judges voted Pivotal Homebuilder Front Office overall IT Product of the Year.

Recently named a TecHome Builder High-Impact Product of the Year and Tech’s Hottest by Constructech Magazine, these latest awards further demonstrate that Pivotal Homebuilder Front Office is the CRM system of choice for leading homebuilders. It is the only software system designed specifically to handle the complete sales and service cycle of America’s volume homebuilders – from the first indication of interest on a corporate Website to handling a service request years after a home purchase. It is built on a flexible, enterprise-level CRM platform — enabling rapid integration and close fit with company-specific processes. It also features extensive integration to Microsoft Office, including Outlook, and a user-friendly application with workflow designed to meet the way homebuilders operate.

According to Rick Marquardt, president, CDC Software, “Developing highly-tailored and industry-specific CRM solutions is a key differentiator for Pivotal in the market for customer relationship management applications. Receiving top honors in our category along with IT Product of the Year is especially rewarding because it was based in part on the value we are bringing to our current home builder clients. We estimate that more than 70,000 American homes will be sold with the help of our products during 2006 – creating a more enjoyable purchasing experience for both home builders and home buyers. “

To learn more about how Pivotal Homebuilder Front Office please visit: http://www.pivotal.com/products/realestate/pivotal.asp.

About Pivotal

Pivotal Corporation, a software unit of CDC Corporation (NASDAQ: CHINA), is a leading provider of customer relationship management (CRM) applications to help organizations create superior customer experiences. Pivotal’s CRM applications offer rich functionality, a highly flexible application platform, a full application suite, and best-in-class customization abilities, all with a low total cost of ownership. Pivotal delivers software and services that are designed to produce meaningful increases in revenues, margins, and customer loyalty. More than 1,800 companies around the world have licensed Pivotal, including Farm Credit Services of America, WCI Communities, Premera Blue Cross, Qiagen, ESRI, AvMed Health Plans, Sharp Electronics Corporation, and CMS Cameron McKenna.

Pivotal’s complete CRM software suite includes a powerful application platform and additional capabilities in analytics, mobile CRM, and partner management. For more information about Pivotal Corporation, please visit www.pivotal.com.

About CDC Corporation

CDC Corporation (NASDAQ: CHINA) is focused on enterprise software, mobile applications and online games. As part of its strategic review the company has reorganized into two primary operating business units, CDC Software and China.com Inc.

For more information about CDC Corporation, please visit the website www.cdccorporation.net.

About CDC Software

CDC Software, the software unit of CDC Corporation, offers a broad range of software solutions for mid-sized enterprises. These products are utilized by approximately 4,000 customers worldwide.

For more information about CDC Software, please visit the website www.cdcsoftware.com. .

Forward Looking Statements
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements relating to the ability of Pivotal software and services to help all combined Pivotal homebuilder clients sell more than 70,000 homes during 2006, manage the complete sales cycle of volume homebuilders, integrate with Microsoft products, develop innovative new products, help align business processes to deliver a better customer experience and create customers for life. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. Factors that could cause actual results to differ materially from those anticipated in the forward looking statements include, the need to develop, integrate and deploy the Pivotal Homebuilder Front Office applications to meet customer’s requirements, the possibility of development or deployment difficulties or delays, the dependence on customer satisfaction with Pivotal’s Pivotal Homebuilder Front Office solution, continued commitment to the deployment of the Pivotal Homebuilder Front Office solution, and the ability of the customer’s staff to utilize the information generated with Pivotal Homebuilder Front Office. Further information on risks or other factors is detailed in filings or submissions with the United States Securities and Exchange Commission made by our parent, CDC Corporation, including its Annual Report for the year ended December 31, 2004 on Form 20-F filed on June 30, 2005 (and amended on October 11, 2005). All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

Press Contact:

Craig Clark
Pivotal Corporation
604.699.8536
cclark@pivotal.com

© 2006 Pivotal Corporation. All rights reserved. Pivotal is a registered trademark of Pivotal Corporation. All other trade names mentioned are trademarks and/or registered trademarks of their respective owners.